EXHIBIT 99.1

Aura Announces Preliminary Record High Production in Q3 2026 and 9M 2026 Production Results

ROAD TOWN, British Virgin Islands, Oct. 09, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO and B3: AURA33) (“Aura” or the “Company”) is pleased to announce Q3 2026 preliminary production results from the Company’s six operating mines: Aranzazu, Apoena, Minosa, Almas, Borborema and MSG (“Mineração Serra Grande”). Total production in Q3 2026, at current prices, reached 95,557 gold equivalent ounces (“GEO”)1, record high production, with 27% increase compared to the previous quarter and 29% higher when compared to Q3 2025. At constant prices2, Aura’s quarterly production increased by 26% compared to Q2 2026 and increased 25% above Q3 2025. In Q3 2026, sales totaled 93,742 GEO, a 20% increase compared to Q2 2026. On a comparable basis (excluding MSG), sales increased 7% compared to the same period last year, mainly due to higher sales at Borborema and Aranzazu. Including MSG, total sales increased 25% YoY.

In the nine months of 2026 (9M 2026), Aura produced 253,131 GEO at current prices and 255,268 GEO at constant prices, representing a 26% increase at constant prices compared to the same period of 2025 and marking the highest 9M production in the Company's history. During the period, Aura sold 253,414 GEO, up 13% excluding MSG and 28% year-over-year with MSG. Over the last twelve months, at current prices, Aura produced 335,198 GEO, another record high and an increase of 27% compared to the twelve-month period of Q3 2025.

Rodrigo Barbosa, CEO and President commented: “As expected, Q3 was a clear step up from Q2, and with the further increase we expect in Q4 we remain on track to meet our full-year guidance. The highlight was MSG, where production rose 85% as the turnaround advanced: underground development moved quickly, and we have already started blending lower-grade stockpile with higher-grade ore from underground under the bottom-up method. Also as planned, Borborema delivered a strong quarter on higher grades and higher throughput, and Aranzazu on higher grades. Into Q4, development at Apoena’s Nosde pit to reach the higher-grade areas is on plan despite the lower Q3 result; at Minosa, stacking volumes had already returned to normal levels during Q3, setting the mine up for improved production in Q4 after the lower result tied to the earlier increase in leach-pad stacking height; Borborema should keep lifting throughput as we debottleneck the filter; at Almas, the plant-capacity expansion is still underway, with higher ore feed already showing through while mine sequencing moves into higher-grade areas; and we will keep advancing the MSG turnaround, alongside improvements at the other operations. At Era Dorada, construction remains on time and on budget, at 13.1% overall physical progress: earthworks on the operational plateau are complete, civil works for the mill and CIP tanks are advancing as planned, and main equipment has been contracted. Underground development is underway, with the contractor 60% mobilized, delineation drilling in progress, and mine refrigeration and underground equipment already on site"

Q3 2026/ 9M 2026 Highlights:

  At Aranzazu, production reached 24,920 GEO in Q3 2026, up 39% QoQ, mainly reflecting higher grades in line with mine sequencing and favorable metal price dynamics in the GEO conversion. The average realized copper price increased 6% QoQ to $6.46/lb (vs. $6.09/lb in Q2 2026), while the average realized gold price decreased 3% to $4,285/oz (vs. $4,416/oz in Q2 2026). Compared with Q3 2025, production increased 16%, also supported by higher grades and favorable metal prices. At constant prices3, Aranzazu production was 35% higher when compared to Q2 2026, explained by higher grades from mine sequencing, while YoY the production was 6% higher. For 9M 2026, production totaled 58,497 GEO at current prices, down 9% from 64,271 GEO in 9M 2025, mainly reflecting lower grades during the first half of the year, partially offset by the strong Q3 performance. At constant prices, production totaled 60,634 GEO, 12% below the 69,040 GEO recorded in 9M 2025, primarily due to lower grades as anticipated. At 2026 Guidance Prices, Aranzazu ended Q3 2026 with a production of 20,552 GEO, 28% higher than Q2 2026. Aranzazu sold 23,250 GEO in Q3 2026, lower than production because the quarter's last shipment was still in transit to the refinery, and 57,232 GEO in 9M 2026.
  At Minosa, production totaled 13,344 GEO in Q3 2026, 7% lower than Q2 2026 and 26% lower compared to Q3 2025, mainly associated with a decrease in ore plant feed. This reduction is still an effect of the increase in stacking level within the leach pad seen in the previous quarter. In 9M 2026, production totaled 45,027 GEO, a 16% decrease compared to 9M 2025 (53,831 GEO), mainly due to these impacts throughout the year. In terms of sales, Minosa sold 13,577 GEO, 11% lower than Q2 2026 and 24% lower than Q3 2025. In 9M 2026, Minosa sold 46,224 GEO, a 13% decrease compared to the 53,189 GEO sold in 9M 2025.
  At Almas, production totaled 14,264 GEO in Q3 2026, down 12% from Q2 2026 and 5% from Q3 2025. The decrease in both periods was primarily driven by lower grades, reflecting the processing of additional ore following the plant expansion and in line with the mine sequencing plan. Plant feed increased 31% compared with Q3 2025 and 3% compared with Q2 2026, reflecting the benefit of plant expansion while recovery remained stable at approximately 88%. Processed grade of 0.74 g/t was in line with the mine sequencing plan, resulting in production 12% lower than Q2 2026 and 5% lower than Q3 2025. Mine sequencing moves into higher-grade areas in Q4. In 9M 2026, production totaled 46,232 GEO, up 12% from 41,107 GEO in 9M 2025, as the higher plant feed enabled by the expansion more than offset the impact of lower grades during the period. Almas sold 14,264 GEO in Q3 2026, in line with production, bringing 9M 2026 sales to 46,232 GEO.
  At Apoena, production totaled 6,865 GEO in Q3 2026, up 20% from Q2 2026, mainly driven by a 27% increase in grade and higher plant feed, reflecting continued advancement of Phase 3 development at the Nosde Pit. During the quarter, the operation completed access to the main higher-grade areas of Phase 3, which were already feeding the plant late in the quarter and will be the primary source of ore in Q4. Compared with Q3 2025, production decreased 26%, primarily due to lower plant feed and lower recovery rates. In 9M 2026, total production was 20,094 GEO, a 24% decrease compared to the same period of last year (26,343 GEO), mainly due to lower ore plant feed and lower grades. In the quarter and in 9M 2026, Apoena sold the same amount as it produced.
  At Borborema, production totaled 22,842 GEO, a quarterly record for the operation and 60% higher than the previous quarter, representing approximately 24% of Aura’s total production in Q3 2026., The increase was driven by higher grades, up 42% (from 1.16 g/t to 1.65 g/t), reflecting access to higher-grade areas in line with the mine plan. With the improvement of filtering performance, ore plant feed was up 14% QoQ. In 9M 2026, total production was 54,194 GEO. In the quarter, Borborema sold 22,454 GEO, also a quarterly record, totaling 53,602 GEO in 9M 2026.
  At MSG, production totaled 13,321 GEO, an 85% increase compared to Q2 2026. This increase in production was driven by higher grades, from 0.90 g/t in Q2 2026 to 1.19 g/t in Q3 2026, and higher ore plant feed that increased 28% QoQ, and also an improved recovery +1.9 p.p., to 89.6%. Both the higher grade and the higher ore plant feed were results of the mine's turnaround, with the underground infrastructure and the transition to the bottom-up method advancing according to plan. Following the first half of 2026 focused on mine development, the contribution of these areas to plant feed is expected to increase gradually, in line with the plan to bring MSG to full capacity. In 9M 2026, production reached 29,087 GEO. Regarding sales, MSG sold 13,332 GEO in Q3 2026, totaling 30,030 GEO in 9M 2026.

Production Results

Preliminary GEO45 production volume for the three and nine months ended September 30, 2026, when compared to the previous quarter and the same period of the previous year is presented below by operating mine:

	Q3 2026	Q3 2025	Q2 2026	% change vs. Q3 2025	% change vs. Q2 2026	9M 2026	9M 2025	% change vs. 9M 2025
Ounces produced (GEO)
Aranzazu	24,920	21,534	17,882	16%	39%	58,497	64,271	-9%
Minosa	13,344	18,138	14,284	-26%	-7%	45,027	53,831	-16%
Almas	14,264	15,088	16,130	-5%	-12%	46,232	41,107	12%
Apoena	6,865	9,248	5,704	-26%	20%	20,094	26,343	-24%
Borborema[6]	22,842	10,219	14,251	124%	60%	54,194	12,796	324%
MSG	13,321	0	7,186	n.a.	85%	29,087	0	n.a.
Total GEO produced - Current Prices	95,557	74,227	75,437	29%	27%	253,131	198,347	28%

Total GEO produced - Constant Prices	95,557	76,142	75,960	25%	26%	255,268	203,115	26%

Total GEO produced - Guidance Prices	91,188	73,083	73,598	25%	24%	246,341	194,267	27%

The table below shows production by each type of metal at Aranzazu.

	Q3 2026	Q3 2025	Q2 2026	% change vs. Q3 2025	% change vs. Q2 2026	9M 2026	9M 2025	% change vs. 9M 2025

Gold Production (oz)	7,075	6,707	5,473	5%	29%	17,816	20,543	-13%
Silver Production (oz)	146,272	141,117	109,549	4%	34%	358,330	415,335	-14%
Copper Production (klbs)	10,172	9,726	7,507	5%	35%	24,665	28,109	-12%
Molybdenum Production (Klbs)	41	105	57	-61%	-28%	162	163	-1%
Total GEO produced - Current Prices	24,920	21,534	17,882	16%	39%	58,497	64,271	-9%

Total GEO produced - Constant Prices	24,920	23,449	18,405	6%	35%	60,634	69,040	-12%

The chart below displays the consolidated quarterly GEO production measured at current and constant prices since Q1 2023, as well as the last twelve months at the end of each reporting period:

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and two projects in Brazil: Matupá, which is under development; and the Carajás copper project in the Carajás region, in the exploration phase.

The information contained in this press release is preliminary in nature and is provided for informational purposes only. It is based on current estimates, assumptions, and expectations, which remain subject to ongoing review, verification, and possible revision. Final Q3 2026 Production Results may differ from those set forth herein, and no assurance is given as to the accuracy or completeness of the information at this stage. Readers are cautioned not to place undue reliance on this preliminary results.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities and to the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry as described in filings with Canadian securities regulators and the SEC. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

1 Gold equivalent ounces, or GEO, is calculated by converting the production of silver, copper and molybdenum into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.
2 Applies the metal sale prices in Aranzazu realized during Q3 2026: Copper price = US$6.46/lb; Gold Price = US$4,285/oz; Silver Price = US$63.25/oz and Molybdenum Price = US$33.05/lb.
3 “Constant Price" is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices. This approach eliminates the impact of metal price fluctuations, when comparing production or sales figures across different periods. Using constant prices allows for a consistent and meaningful comparison of gold equivalent production or sales over time. It ensures that differences in GEO production or sales between two periods reflect changes in actual physical metal production or metal sales and not changes due to fluctuations in commodity prices among the periods. GEO at constant price for previous period, to be compared to GEO for current period, is copper production or sales volume previous period multiplied by copper prices current period plus silver production or sales volume for previous period multiplied by silver prices from current period plus molybdenum production or sales volume for previous period multiplied by molybdenum prices from current period divided by gold price for current period.
4 The total may not add due to rounding.
5 Applies the metal sale prices in Aranzazu realized at each relevant quarter.
6 Commercial production at Borborema started in the second half of 2025.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9edc138c-36ad-463d-8b51-a668363898c7

For more information, please contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com